Exhibit 99.1

[Lombard Medical, Inc. Logo]

Notice of Annual General Meeting of Shareholders

July 17, 2015

Dear Shareholder:

On behalf of the Board of Directors, I am pleased to invite you to the 2015 annual general meeting of shareholders of Lombard Medical, Inc.

This letter serves as your official notice that the meeting will be held on August 18, 2015 at 10:00 a.m., Pacific Time, at our corporate headquarters at 6440 Oak Canyon, Suite 200, Irvine, California 92618.

This year you will be asked to vote on the following proposals:

1                     To elect two Class I directors to the Board of Directors to serve for a three-year term expiring at the 2018 annual general meeting of shareholders;

2                     To consider and adopt the Company’s annual audited financial statements for the fiscal year ended December 31, 2014; and

3                     To ratify the appointment of PricewaterhouseCoopers as our independent registered public accountant for the fiscal year ending December 31, 2015.

The Board of Directors recommends a vote FOR proposals 1, 2 and 3. These proposals are described in the attached Proxy Statement, which you are encouraged to read fully. We will also consider any additional business that may be properly brought before the annual meeting.

The Board of Directors has fixed July 17, 2015 as the record date for the determination of shareholders entitled to notice of, and to vote at, the annual meeting and any adjournment or postponement thereof. Only holders of record of ordinary shares of the Company at the close of business on the record date are entitled to notice of, and to vote at, the annual meeting. At the close of business on the record date, the Company had 16,185,965 ordinary shares outstanding and entitled to vote.

It is important that your shares be represented at the annual meeting, so whether or not you plan to attend in person, please vote by proxy on the Internet at http://www.viewproxy.com/lombardmedical/2015 or by completing, signing, dating and returning the enclosed proxy card in the envelope provided. Alternatively you can send the proxy by fax or email. If you attend the meeting, you may revoke your proxy and vote in person.

If your shares are held in the name of a bank, broker or other nominee, please follow the instructions on the voting instruction form furnished by that entity in order to vote your shares. Please note that if your shares are held in the name of a bank, broker or other nominee and you wish to vote at the meeting, you must first obtain a proxy issued in your name from that record holder prior to the meeting and bring the proxy to the meeting.

Sincerely,

/s/ Simon Hubbert
Simon Hubbert
Chief Executive Officer, Director

LOMBARD MEDICAL, INC. Principal Executive Office: 6440 Oak Canyon, Suite 200 Irvine, CA 92618

Proxy Statement for Annual General Meeting of Shareholders to be Held on August 18, 2015

We are furnishing this Proxy Statement to shareholders (“Shareholders”) of record of Lombard Medical, Inc. (the “Company”) in connection with the solicitation of proxies for use at the 2015 annual general meeting of shareholders to be held at at 10:00 a.m., Pacific Time at our corporate headquarters at 6440 Oak Canyon, Suite 200, Irvine, California 92618, and at any adjournments or postponements thereof (the “Annual General Meeting”).

At the Annual General Meeting, the Shareholders will be asked to:

1                     Elect two Class I directors to the Board of Directors to serve for a three-year term expiring at the 2018 annual general meeting of shareholders;

2                     Consider and adopt the Company’s annual audited financial statements for the fiscal year ended December 31, 2014; and

3                     Ratify the appointment of PricewaterhouseCoopers as our independent registered public accountant for the fiscal year ending December 31, 2015.

 Recommendations of Our Board of Directors

Our Board recommends that you vote your shares as follows:

[  ] FOR the election of our two Class I director nominees to the Board of Directors to serve for a three-year term expiring at the 2018 annual general meeting of shareholders;

[  ] FOR the adoption of the Company’s annual audited financial statements for the fiscal year ended December 31, 2014; and

[  ] FOR the ratification of the appointment of PricewaterhouseCoopers as our independent registered public accountant for the fiscal year ending December 31, 2015

Persons Making the Solicitation

We, on behalf of the Board, are soliciting proxies in connection with the Annual General Meeting. The Company will bear the costs of the solicitation.

VOTING INFORMATION

Shareholders of record of the Company’s ordinary shares, par value $.01 per share (“Ordinary Shares”), at the close of business on July 17, 2015 (the “Record Date”), are entitled to notice of, and to vote at, the Annual General Meeting and any adjournment or postponement thereof. On the Record Date, 16,185,965 Ordinary Shares were outstanding and entitled to vote. Each outstanding Ordinary Share entitles the holder thereof to one vote on each matter submitted to the Shareholders for a vote. Pursuant to the Company’s Amended and Restated Memorandum and Articles of Association (the “Articles”) Shareholders representing not less than one-third the nominal value of the total issued Ordinary Shares must be represented at the meeting, either in person or by proxy, to constitute a quorum. There must be a quorum for the Annual General Meeting to be held.

Some of our Shareholders hold their shares through a stockbroker, bank or other nominee rather than directly in their own name. If you hold your shares in a stock brokerage account or by a bank or other nominee, you are considered the beneficial owner of shares held in street name, and these materials are being forwarded to you by your broker or nominee, which is considered the Shareholder of record with respect to those shares. As the beneficial owner, you have the right to direct your broker or nominee how to vote and are also invited to attend the Annual General Meeting. However, since you are not the Shareholder of record, you may not vote those shares in person at the meeting unless you obtain a signed proxy from the Shareholder of record giving you the right to vote the shares. Your broker or nominee has enclosed or provided a voting instruction card for you to use to direct your broker or nominee how to vote these shares.

If a share is represented for any purpose at the Annual General Meeting by the presence of the registered owner or a person holding a valid proxy for the registered owner, it is deemed to be present for the purpose of establishing a quorum. Therefore, valid proxies which are marked “Abstain” or as to which no vote is marked, including broker non-votes (described below), will be included in determining the number of votes present or represented at the Annual General Meeting.

If you have questions of any nature, please call our Investor Relations department at (949) 379-3750.

Vote Required

Assuming that a quorum is present:

[  ] With respect to Proposal No. 1, each director nominee will be elected if the number of Ordinary Shares voted for that director nominee exceed the number of Ordinary Shares voted against that director nominee.

[  ] With respect to Proposal Nos. 2 and 3, each proposal will be approved if the number of Ordinary Shares voted in favor of the respective matter exceed the number of Ordinary Shares voted against that matter.

If a Shareholder submits a proxy but does not specify how he or she would like it to be voted, then the proxy will be voted “FOR” the election of each of the director nominees to the Board of Directors to serve for a three-year term expiring at the 2018 annual general meeting of shareholders, “FOR” the adoption of the Company’s annual audited financial statements for the fiscal year ended December 31, 2014, and “FOR” the ratification of the appointment of PricewaterhouseCoopers as our independent registered public accountant for the fiscal year ending December 31, 2015. We will not count abstentions, broker non-votes or the failure to return a signed proxy as either for or against these proposals, so abstentions, broker non-votes and, assuming a quorum is present, the failure to return a signed proxy, have no impact on Proposal Nos. 1, 2 and 3.

Brokers who hold shares for the accounts of their clients may vote these shares either as directed by their clients or in their own discretion if permitted by the exchange or other organization of which they are members. Proposals that brokers do not vote on are referred to as “broker non-votes.” A broker non-vote does not count as a vote in favor of or against a particular proposal for which the broker has no discretionary voting authority.

Voting Procedures

Pursuant to the Articles, proxies must be received by the Company at least 48 hours prior to the time of the Annual General Meeting in order to be effective. Ensure that your shares can be voted at the Annual General Meeting by submitting your proxy card, or contacting your broker, bank or other nominee.

If your shares are registered in your name, please submit your proxy as soon as possible:

Via the Internet. You may vote via the Internet by going to http://www.viewproxy.com/lombardmedical/2015 and by following the instructions. You will need to have the shareholder number written on your proxy card available when voting via the Internet. If you want to vote via the Internet, you must do so before 11:59 p.m. EDT, on August 17, 2015. If you vote via the Internet, you do not need to return a proxy card.

By Mail. If you are a beneficial owner, you may vote by mail by signing and dating your proxy card or voting instruction card provided by your broker, bank or other nominee and mailing it in the postage-prepaid envelope provided. If you provide specific voting instructions, your shares will be voted as you instruct.

By Phone. You can vote by telephone using the directions on your proxy card by calling the toll-free number printed on the card. If you received a proxy card and vote by telephone, you need not return your proxy card.

Via Email or Fax. If your shares are registered in your name, you may vote by email or fax by signing and dating your proxy card and scanning (both sides) and emailing it to bill.kullback@lombardmedical.com or faxing it (both sides) to (949)379-3760. If you provide specific voting instructions, your shares will be voted as you instruct.

If your shares are held in the name of a broker, bank or other nominee, please follow the instructions on the voting instruction form furnished by such broker, bank or other nominee in order to vote your shares. Please note that if your shares are held in the name of a broker, bank or other nominee and you wish to vote at the Annual General Meeting, you must obtain a proxy issued in your name from that record holder prior to the meeting and bring the proxy to the meeting.

Revocability of Proxy

A proxy may be revoked by a Shareholder prior to voting at the Annual General Meeting by written notice to the Company at Lombard Medical, Inc., 6440 Oak Canyon, Suite 200, Irvine, CA 92618, by submission of another proxy bearing a later date, or by voting in person at the Annual General Meeting. Such notice or later proxy will not affect a vote on any matter taken prior to the receipt thereof by the Company. The mere presence at the Annual General Meeting of a Shareholder who has appointed a proxy will not revoke the prior appointment.

If not revoked, the proxy will be voted at the Annual General Meeting in accordance with the instructions indicated on the proxy card by the Shareholder or, if no instructions are indicated, will be voted “FOR” the election of each of the director nominees to the Board of Directors to serve for a three-year term expiring at the 2018 annual general meeting of shareholders, “FOR” the adoption of the Company’s annual audited financial statements for the fiscal year ended December 31, 2014, and “FOR” the ratification and appointment of PricewaterhouseCoopers as our independent registered public accountant for the fiscal year ending December 31, 2015, and, as to any other matter that may be properly brought before the Annual General Meeting, in accordance with the judgment of the proxy.

ANNUAL REPORT AND FINANCIAL STATEMENTS

A copy of the Company’s Annual Report on Form 20-F (the “Annual Report”) filed with the United States Securities and Exchange Commission (the “SEC”) on April 30, 2015 is available on the Company’s website at lombardmedical.com under “Investor Relations” and on the SEC’s website at sec.gov. We encourage you to read the Annual Report for information about the Company, including:

[ ]	Financial performance;
[ ]	Risk factors that could materially and adversely affect the Company’s business, financial condition and results of operations;
[ ]	Directors, senior management and employees;
[ ]	Certain beneficial owners of our Ordinary Shares and related party transactions; and
[ ]	Compensation of directors and officers.

You may obtain copies of our public filings, including the Annual Report, from our website at lombardmedical.com under “Investor Relations”, or from the SEC’s website at sec.gov. You also may request a copy of these materials, without incurring any charge, by calling our Investor Relations department at (949) 379-3750. Please make your request no later than August 7, 2015 to facilitate timely delivery. If you do not request materials pursuant to the foregoing procedures, you will not otherwise receive an e-mail or electronic copy of the materials.

PROPOSAL NO. 1: ELECTION OF DIRECTORS

One-third of our directors are elected annually by the Shareholders to serve for a three-year term, unless he or she resigns or is removed earlier. The Board currently consists of seven members, as determined in accordance with the Articles. Our current directors are:

Raymond Cohen Michael Carrel Timothy Haines Simon Hubbert Simon Neathercoat Craig Rennie John Rush

The names of the nominees being presented for consideration by the Shareholders, both of which are incumbent directors, and certain other information about them are set forth below.

Craig Rennie

Craig Rennie joined the Board in October 2007 and is Chairman of the Remuneration Committee. He has worked in the international pharmaceutical industry for over 30 years, initially in increasingly senior sales and marketing positions with Beechams in the UK, and subsequently in international management posts with the Wellcome Foundation. After almost 20 years based outside of the UK, Mr Rennie returned to the UK in 1995 and, having established his own company, was subsequently appointed Chief Executive and President of a newly established, US venture-backed biotechnology company. In January 1999, Mr. Rennie was appointed Chief Executive of Penn Pharmaceuticals where he led a primary MBO in 2000 and a secondary MBO and refinancing in 2004, when he assumed the role of Chairman and Chief Executive. Having worked throughout South East Asia, the Middle East, South America and Europe, Mr. Rennie brings unparalleled international operational experience to the Board.

Timothy Haines

Timothy Haines is Managing Partner at Abingworth LLP and joined the Board on May 31, 2011. Tim has more than 25 years of international management experience in the life sciences industry. Before joining Abingworth in September 2005 he was Chief Executive of an Abingworth portfolio company, Astex Therapeutics. Mr. Haines was with Astex for more than five years and was instrumental in establishing it as one of the leading UK biotechnology companies (acquired by Otsuka Pharmaceuticals). Previously, Mr. Haines was Chief Executive of two divisions of the publicly-listed medical technology company, Datascope Corp. Prior to Datascope; he held a number of other senior management positions in the U.S. and Europe. Mr. Haines has a BSc from Exeter University and an MBA from INSEAD. Mr. Haines is a former Director of the BioIndustry Association and the Venture Committee of the British Venture Capital Association. His other current directorships include Abingworth LLP, Sientra (NASDAQ), Proteon (NASDAQ), Pixium Vision (Euronext) and Stanmore Implants Worldwide Limited.

Our Board has determined that Messrs. Rennie and Haines are “independent” directors, based upon the independence criteria set forth in the corporate governance listing standards of The NASDAQ Stock.

Vote Required

Assuming a quorum is present at the Annual General Meeting, each director nominee will be elected if the votes cast in favor of that director nominee exceed the votes cast against that director nominee.

The Board recommends that you vote FOR the election of each of Messrs. Rennie and Haines as directors of the Company.

PROPOSAL NO. 2: ADOPTION OF THE COMPANY’S ANNUAL AUDITED FINANCIAL STATEMENTS FOR THE FISCAL YEAR ENDED DECEMBER 31, 2014

Proposal No. 2 is to consider and adopt the Company’s annual audited financial statements for the fiscal year ended December 31, 2014.

Representatives of PricewaterhouseCoopers will be invited to attend the Annual General Meeting in order to be available to respond to appropriate questions from Shareholders.

Vote Required

If a quorum is present at the Annual General Meeting, this proposal will be approved if the votes cast in favor of the proposal exceed the votes cast against the proposal.

The Board recommends that you vote FOR the adoption of the Company’s annual audited financial statements for the fiscal year ended December 31, 2014.

PROPOSAL NO. 3: RATIFICATION OF THE APPOINTMENT OF PRICEWATERHOUSECOOPERS AS THE COMPANY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTANT FOR THE FISCAL YEAR ENDING DECEMBER 31, 2015

Proposal No. 3 is to ratify the appointment of PricewaterhouseCoopers as our independent registered public accountant for the fiscal year ending December 31, 2015.

Information regarding PricewaterhouseCoopers’ fees for auditing our annual financial statements for the year ended December 31, 2014, other auditing services and tax services is set forth in the Annual Report.

Vote Required

If a quorum is present at the Annual General Meeting, this proposal will be approved if the votes cast in favor of the proposal exceed the votes cast against the proposal.

The Board recommends that you vote FOR the ratification of the appointment of PricewaterhouseCoopers as our independent registered public accountant for the fiscal year ending December 31, 2015.

OTHER MATTERS

Other than what is described above, the Board is unaware of any additional items of business to be brought before the Annual General Meeting.